

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2014

<u>Via E-mail</u>
Keith A. Istre
Chief Financial Officer
Lamar Advertising REIT Company
5321 Corporate Boulevard
Baton Rouge, Louisiana 70808

Re: Lamar Advertising REIT Company
Amendment No. 1 to Form S-4
Filed August 29, 2014
File No. 333-197084

Dear Mr. Istre:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your revisions in response to our prior comment 15. Please revise to disclose your portfolio-level occupancy or tell us why you believe it is not material.

2.   We note your disclosure on page 37 that the increase in revenue for the six months ended June 30, 2014 is attributable in part to higher pricing. Please disclose any material metrics you use to measure period over period changes in pricing.

Exhibit Index

Tax Opinion

3.   Please confirm that the Tax Certificates are limited to representations and covenants regarding factual matters.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Keith A. Istre
Lamar Advertising REIT Company
September 10, 2014
Page 3

You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

cc: Stacie S. Aarestad
        Edwards Wildman Palmer LLP
        Via E-mail

        Suzanne D. Lecaroz
        Goodwin Procter LLP
        Via E-mail